Exhibit 99.1

Jaguar Responds to Bristol Investment Partners' Misleading Press Release

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, June 25, 2012 /CNW/ - Jaguar Mining Inc.  (JAG: TSX/NYSE) hereby responds to a misleading press release issued earlier today by Bristol Investment Partners LLC.

Bristol has deliberately fabricated the content of discussions both with Jaguar's chief financial officer regarding fees paid to members of the special committee and with Jaguar representatives regarding the offer made to Bristol to share details of the strategic review process.

Bristol also selectively quotes from Glass Lewis' report and incorrectly states that Institutional Shareholder Services (ISS) and Glass Lewis gave the benefit of the doubt to the directors.

The truth regarding the conversation with Jaguar's CFO

In its press release, Bristol incorrectly quotes Mr. Roller, Jaguar's chief financial officer, as saying that Bristol's methodology for estimating total costs for the strategic process was reasonable.  Mr. Roller never made such a statement and in fact was shocked when he saw Bristol's estimate of payments exceeding $750,000 in its schedule 13D.  Bristol had no reasonable basis to believe that its fee estimate was correct.  That purported estimate was almost four times higher than the fees that were actually charged.

No standstill was ever requested

Bristol's allegation that the company "attempted to force Bristol into entering into an effective standstill…for a period of up to six months" is false and misleading. So is the allegation that Jaguar's board merely offered to explain why it did not respond to Bristol's deadlines.

In conversations with Trey Reik, managing member at Bristol, and his legal counsel, the company and its representatives offered to provide Bristol full details of the strategic review process, provided that Bristol sign a confidentiality agreement in order to safeguard against selective disclosure issues.  The company never requested that Bristol sign a standstill agreement as part of the confidentiality agreement.  In addition, at the time of those discussions with Bristol, it was made clear that the purpose of the confidentiality agreement was simply to bridge the period between the conveying to Bristol of detailed information regarding the strategic review process and the dissemination of that information to the market.  Bristol was informed that the company fully expected to release that information within the following seven days.  In fact, the information was released into the market just five days following these discussions.

Both ISS and Glass Lewis have recommended that shareholders vote FOR each of the directors nominated by the company

In its press release, Bristol selectively quotes from the Glass Lewis report and then incorrectly states that ISS and Glass Lewis followed the path of "benefit of the doubt" to directors.  This statement is both self-serving and incorrect.

ISS carefully considered Bristol's various complaints, not only reviewing Bristol's allegations, but also seeking a response from Jaguar's board. It made an informed decision in an even handed, professional manner.  While the company was pleased that Glass Lewis also recommended that shareholders vote FOR all of the current directors, it was disappointed that Glass Lewis did not give the board the same opportunity to respond to Bristol's complaints.  Bristol is a sophisticated U.S. hedge fund.  It understands that Glass Lewis' policy is to issue its report without any prior discussion with an issuer's board or management regarding issues raised by shareholders.  Yet Bristol quotes extensively from the Glass Lewis report as if it somehow captures the truth, when ISS, following discussions with company management and directors reached very different conclusions.  Bristol has conveniently ignored the better researched ISS report in its press release.

Jaguar's board is deeply troubled by Bristol's willingness to issue misleading press releases in an effort to influence Jaguar shareholders' votes ahead of the upcoming annual meeting scheduled for June 29, 2012.  Jaguar intends to promptly file a complaint with the enforcement staff of the Ontario Securities Commission requesting that they immediately investigate this matter.

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão. The Company is actively exploring and developing additional mineral resources at its approximate 240,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

%CIK: 0001333849

For further information:

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

Bernard Simon
Vice-President, Kingsdale Communications Inc.
416-867-2304
bsimon@kingsdalecommunications.com

CO: Jaguar Mining Inc.

CNW 14:59e 25-JUN-12